

07003024

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAMCO Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Avenue, Suite 2000
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William D. Gross (214) 765-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl, Suite 2000 (Address) Dallas (City) Texas (State) 75201 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William D. Gross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAMCO Capital Markets, Inc., as of February 26, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARGARET MARIE TAYLOR
Notary Public, State of Texas
My Commission Expires
June 02, 2008

William D. Gross
Signature

Chief Executive Officer
Title

Margaret M. Taylor
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMCO Capital Markets, Inc.

Contents



BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Report of Independent Registered Public Accounting Firm

Stockholder and Chairman
SAMCO Capital Markets, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of SAMCO Capital Markets, Inc. (the Company), a wholly owned subsidiary of SAMCO Holdings, Inc. as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of SAMCO Capital Markets, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Dallas, Texas
February 26, 2007

SAMCO Capital Markets, Inc.
Statement of Financial Condition
December 31, 2006

Assets:	
Cash and cash equivalents	$ 1,401,726
Receivable from clearing organization	8,105,599
Securities owned:	
Marketable, at market value	41,375,846
Not readily marketable, at estimated fair value	375,559
Accounts receivable	1,066,810
Prepaid expenses	338,144
Furniture and equipment, net of accumulated depreciation of $2,455,348	1,417,218
Other assets	407,330
Total assets	$ 54,488,232
Liabilities:	
Payable to clearing organization	$ 41,272,492
Accounts payable and accrued liabilities	3,180,786
Total liabilities	44,453,278
Stockholder's Equity:	
Common stock, $.01 par value, 2,000 shares authorized, 1,000 issued and outstanding	10
Additional paid-in capital	10,436,657
Accumulated deficit	(401,713)
Total stockholder's equity	10,034,954
Total liabilities and stockholder's equity	$ 54,488,232

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

SAMCO Capital Markets, Inc. (SAMCO or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is member of the National Association of Securities Dealers (NASD).

The Company was incorporated in Texas on May 9, 2005. On May 22, 2006, in connection of the public offering of Penson Worldwide, Inc. (Penson), the operations of SAMCO, as well as the operations of the SAMCO Capital Markets (SCM) a division of Penson, split off from Penson, and were placed into a newly formed holding company, SAMCO Holdings, Inc. (SHI). The net assets were recorded on the books of SAMCO at net book value. See Note 8 for further disclosures.

The broker dealer business consists of buying, selling and trading of securities and bonds, as well as several types of financial services, including investment banking, financial advisory, underwriting and agency transactions. The Company introduces its customers on a fully disclosed basis and clears all of its transactions through Penson Financial Services, Inc. (PFSI), which is a wholly-owned subsidiary of Penson. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies which are followed consistently by the Company in the preparation of its financial statements

Securities Transactions - Proprietary security transactions are recorded on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are recorded in net trading income on the statement of income.

Securities owned and securities sold, not yet purchased are valued at market value. Securities traded on a national exchange are valued at the last sales price. Securities for which over-the-counter market quotations are available are valued at the average of the last bid/asked price. Securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents - The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Income Tax - The Company is included in the consolidated federal and state tax returns filed by SHI. Federal income taxes are calculated as if the company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from SHI. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years. Depreciation expense for the year ended December 31, 2006 totaled $305,247.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION

At December 31, 2006, amounts receivable from clearing organization represent the deposit maintained by the Company with PFSI in accordance with a correspondent clearing agreement.

NOTE 4 - INVESTMENTS

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold Not Yet Purchased
Obligations of U.S. government	$19,832,328	$ 373,435
Federal, state and municipal government obligations	11,430,596	-
Corporate obligations	9,842,743	1,537,007
Futures	8,281	-
Corporate stocks	261,898	-
	$41,375,846	$1,910,442

Securities not readily marketable include investments in equity securities in privately held companies.

NOTE 5 – ACCOUNTS RECEIVABLE

Accounts receivable represents outstanding invoices for investment banking fee billings.

NOTE 6 – PREPAID EXPENSES

Prepaid expenses include $88,693 in registration fees paid to the NASD to register the Company and certain representatives in each state that the Company operates in for 2007, $210,447 for prepaid quotation services, and $39,004 for prepaid insurance.

NOTE 7 – PAYABLE TO CLEARING ORGANIZATION

At December 31, 2006, the Company owed PFSI, its clearing organization, $41,272,492. All of the Company's securities are held at the clearing organization. The securities are pledged as collateral for amounts due to the clearing organization and any obligations arising out of securities sold, not yet purchased.

NOTE 8 - TRANSACTIONS WITH RELATED PARTIES

The Company settles transactions with PFSI for its investment activities. The clearing and depository operations for the Company's investment activities are performed pursuant to agreements with PFSI. The Company is subject to credit risk to the extent the brokers with which the Company conducts business are unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The Company monitors the financial condition of the brokers with which the Company conducts business and believes the likelihood of loss under those circumstances is remote.

In connection with the public offering of Penson, the non-core business operations of Penson were reorganized into a newly formed holding company, SHI, and split off from Penson. The non-core business operations of Penson included among others, SAMCO and the operations of SCM.

Under the terms of the split off transaction, the existing stockholders of Penson who elected to participate exchanged an aggregate of 1,041,667 shares of Penson's common stock for all of the shares of common stock of SHI, which owns 100% of SAMCO. Substantially all of the assets and liabilities of Penson's non-core business operations were transferred to SHI, and its wholly-owned subsidiaries, including SAMCO, as capital contributions. In addition to the transfer of the assets, Penson also made a capital contribution to SHI in an amount equal to the difference between the net book value of the non-core business operations as of March 31, 2006 and the value of 1,041,667 shares of Penson common stock exchanged. The Penson common stock was valued at the initial offering price of $17 per share. A majority of this cash capital contribution was then transferred from SHI to SAMCO totaling $7,250,000.

Although Penson and SHI are being operated independently after the split off, the SHI business has continued operational support from Penson, through certain transitional service agreements, including certain shared facilities and certain administrative and information technology functions. Penson currently provides clearing services, including margin lending, to SHI's regulated entities (including SAMCO). SAMCO paid Penson $122,000 for these services in 2006. In addition, because the split off was only available to Penson stockholders, there is substantial common ownership between Penson and SHI. In addition, Roger J. Engemoen, Jr., Chairman of SHI and SAMCO, also serves as the Chairman of Penson, and William Gross, a director of SAMCO, also serves as a director of Penson.

The split off assets and liabilities transferred from Penson were recorded by SHI at book value. SHI in turn pushed down the assets and liabilities acquired to SAMCO. The assets and liabilities pushed down to SAMCO as of May 22, 2006 are as follows:

	Amount
Cash	$ 1,462,112
Receivable from clearing organization	1,485,151
Securities owned	54,878,996
Accounts receivable	1,374,468
Prepaid expenses	178,723
Fixed assets, nets	1,690,676
Other assets	485,514
Payable to clearing organization	(55,112,367)
Accounts payable and accrued liabilities	(378,441)
Total	$ 6,064,832

The Company established a 100% valuation allowance on its net deferred tax assets associated with the split off of the SAMCO assets and liabilities.

NOTE 9 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by SHI. Federal income taxes are calculated as if the Company filed a separate federal income tax return. Deferred taxes are determined based on temporary differences between the financial statement and income taxes bases of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. Deferred taxes at December 31, 2006 related primarily fixed assets, prepaid expenses and net operating loss carryforwards. Utilization of the deferred tax assets is dependent on future taxable profits in excess of profits arising from existing taxable temporary

differences. Management believes it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. Accordingly, the Company established a 100% valuation allowance on its deferred tax asset.

NOTE 10 - PROFIT SHARING PLAN

The Company sponsors a defined contribution 401(k) profit sharing plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Leases - The Company leases its office facilities under non-cancelable leases. The following is a schedule of the approximate future minimum lease payments required under the leases:

	Amount
2007	$1,090,021
2008	1,097,525
2009	1,104,381
2010	1,049,715
2011	1,070,643
Thereafter	1,650,310
Total	$7,062,595

NOTE 12 - GUARANTEES

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In this regard, the Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. As of December 31, 2006, there were no amounts to be indemnified to the clearing brokers for these accounts.

NOTE 13 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $3,404,158 which was $3,154,158 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .93 to 1.

NOTE 14 – FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk - In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

Concentration of Credit Risk - The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by counterparties and maintains a policy of reviewing the credit standing of all parties; including customers, with whom it conducts business.

SUPPLEMENTARY INFORMATION



BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Registered Public Accounting Firm's Report on Internal Control Required by Securities Exchange Commission Rule 17a-5

Stockholder and Chairman
SAMCO Capital Markets, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of SAMCO Capital Markets, Inc. (the Company) (a wholly owned subsidiary of SAMCO Holdings, Inc.) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



BDO Seidman, LLP
Accountants and Consultants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
February 26, 2007

END